UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-QSB	☐ Form N-SAR

	For Period Ended:	December 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ImageWare Systems, Inc.
Full Name of Registrant

Former Name if Applicable

10883 Thornmint Road
Address of Principal Executive Office (Street and Number)

San Diego, CA 92127
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis, and has experienced delays in receiving certain information relating to its German subsidiary that is essential for filing the registrant's report. The process of compiling and disseminating the information required to be included in the Form 10-KSB, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Wayne G. Wetherell	(858)	673-8600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that the earnings statements to be reported in its Form 10-KSB for the year ended December 31, 2002 will reflect changes in its results of operations between the fiscal years ended December 31, 2001 and December 31, 2002.  Such changes will primarily result from an increase in revenues in the year ended December 31, 2002, together with the effect of the registrant's cost containment efforts. Such changes are expected to be consistent with registrant's results of operations as previously reported in registrant's Form 10-QSBs for the first three fiscal quarters of 2002.

The registrant expects to report revenue of $18.4 million for the year ended December 31, 2002, as compared to revenue of $16.3 million for the year ended December 31, 2001. The registrant expects to report a decrease (improvement)  in its net operating loss for the year ended December 31, 2002, as compared to the year ended December 31, 2001.  Registrant is continuing to collect and analyze information relating to its German subsidiary which could influence its results of operations, and is therefore unable to provide a further reasonable estimate of the results of operations to be reported in the Form 10-KSB to which this Form 12b-25 relates.

ImageWare Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2003	By	/s/ Wayne G. Wetherell
Wayne G. Wetherell
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).